Exhibit 107

Calculation of Filing Fee Tables

Form S-4

(Form Type)

Summit Financial Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid	Equity	Common Stock, $2.50 par value	Rule 457 (c)	1,880,947(1)	N/A	$43,609.804(2)	$110.20 per million	$4,805.802(2)

Fees Previously Paid	—	—	—	—	—	—		—

Carry Forward Securities

Carry Forward Securities	—	—	—	—		—			—	—	—	—

	Total Offering Amounts					$43,609,804		$4,805.80

	Total Fees Previously Paid							$0

	Total Fee Offsets							$0

	Net Fee Due							$4,805.80

(1)

Represents the estimated maximum number of shares of Summit Financial Group, Inc., or Summit, common stock, par value $2.50 per share, that could be issued to holders of PSB Holding Corp., or PSB, in connection with the merger between Summit and PSB described in the Form S-4 to which this document is an exhibit, which number may be higher or lower in accordance with the formula described below. This number is based upon (i) 1,523,404 shares of PSB common stock outstanding as of January 17, 2023 multiplied by (ii) the exchange ratio of 1.2347 shares of Summit’s common stock for each share of PSB common stock. If the average closing price of Summit common stock declines by more than 15% on an actual basis from $28.35 and underperforms the NASDAQ Bank Index by more than 15% on a relative basis over a designated measurement period, then PSB may terminate the merger agreement unless Summit agrees to increase the number of shares to be issued to the holders of PSB common stock or pay additional cash consideration. Pursuant to Rule 416, this registration statement also covers additional shares that may be issued as a result of stock splits, stock dividends or similar transactions. In the event the number of shares of common stock required to be issued to consummate the merger described herein is increased after the date this registration statement is declared effective, Summit will register such additional shares in accordance with Rule 413 under the Securities Act of 1933, as amended (the “Securities Act”), by filing a registration statement pursuant to Rule 462(b) or Rule 429 under the Securities Act, as applicable, with respect to such additional shares.

(2)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rules 457(f)(1) and 457(c) of the Securities Act, based on a rate of $110.20 per $1,000,000 of the proposed maximum aggregate offering price. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the average of the bid and asked price of shares of PSB common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (1) $28.63, the average of the bid and asked price of shares of PSB common stock on January 17, 2023 and (2) 1,523,404, the estimated maximum number of shares of PSB common stock outstanding and reserved for issuance as of January 17, 2023.